Exhibit 99.78

DHX Media Announces Four Digital Licences

Deals signed across Europe, North America, Scandinavia and Russia

HALIFAX, Dec. 18, 2013 /CNW/ - DHX Media, a leading independent creator, producer, distributor and licensor of children's entertainment content, has secured a deal to licence 173 half hours from its library of nearly 10,000 half-hours of children's entertainment content to US-based digital distributor SpiritClips, along with several other deals with broadcasters across the world for digital rights to its content.

The agreement with SpiritClips, which covers the US and Canada, brings the service's North American audience popular DHX Media titles such as Busytown Mysteries, and the Adventures of Paddington Bear along with several other DHX Media titles. SpiritClips is a Los Angeles based subscription video on-demand ("SVOD") distribution service currently available on a wide variety of connected devices including mobile, tablet, and stream-to-television viewing platforms.

Germany's ProSieben Sat1 has signed SVOD rights for several series to its 'Maxdome' digital content distribution platform including Dennis the Menace, Sonic Underground, Inspector Gadget, and Arthur. Scandinavian-based Dk ToonTV, a new cartoon-based SVOD and linear channel targeting kids aged 2-6 years, has picked up Strawberry Shortcake, Horseland, and Franny's Feet.

In Russia, NOW CJSC (NOW.RU), one of the fastest-growing on demand services with a multimillion person audience, has licenced several DHX Media properties. NOW.RU has signed a three year deal during which subscribers in Russia and CIS will be able to access over 1,300 half hours of DHX Media programs, including Inspector Gadget, Inspector Gadget Saves Christmas and Sonic Christmas Blast.

Josh Scherba, SVP of Distribution at DHX Media says: "We have signed an increasing volume of deals with on-demand services worldwide as these platforms grow their offering and gain audience share. Our strategy is to grow this digital presence and the strength and breadth of our library puts DHX Media at the forefront of supplying entertaining, quality children's content to platforms across the globe."

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Enquires:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 18-DEC-13